Exhibit 99.2

Global Ship Lease Declares Quarterly Dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares
September 8, 2020
LONDON, Sept. 08, 2020 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that the Company’s Board of Directors has declared a cash dividend of $0.546875 per depositary share, each representing a 1/100th interest in a share of its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”) (NYSE:GSLPrB). The dividend represents payment for the period from July 1, 2020 to September 30, 2020 and will be paid on October 1, 2020 to all Series B Preferred Shareholders of record as of September 24, 2020.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, of which nine are fuel-efficient new-design wide-beam, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.2 years as at June 30, 2020.
Adjusted to include all charters agreed, and ships acquired or divested, up to August 06, 2020, the average remaining term of the Company’s charters at June 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $659.1 million. Contracted revenue was $743.6 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Source: Global Ship Lease, Inc.